Exhibit 3.2

Second Amendment to By-Laws

The Bank of Kentucky Financial Corporation

July 15, 2005

WHEREAS, revisions to Kentucky Revised Statute 271B.7-280 have rendered the provision for cumulative voting set forth in the By-Laws of The Bank of Kentucky Financial Corporation (“Corporation”) ineffectual and such provisions in the By-Laws of the Corporation should be eliminated in order to avoid confusion;

NOW THEREFORE, the By-Laws of The Bank of Kentucky Financial Corporation are amended as follows:

SECTION 2.10 VOTING OF SHARES is amended to read in full as follows:

SECTION 2.10 VOTING OF SHARES. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 2.12 CUMULATIVE VOTING is deleted in full from the By-Laws of the Corporation.